   As filed with the Securities and Exchange Commission on December 17, 1996
                                                      REGISTRATION NO. 333-15123
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 _____________

                              AMENDMENT NUMBER ONE
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 _____________

                             VSI  ENTERPRISES, INC.
             (Exact name of Registrant as specified in its charter)

              Delaware                                      84-1104448
    (State or other jurisdiction                         (I.R.S. Employer
  of incorporation or organization)                     Identification No.)


                          5801 Goshen Springs Road
                           Norcross, Georgia 30071
                               (770) 242-7566
  (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                          BILL R. BREWER, PRESIDENT
                          5801 Goshen Springs Road
                           Norcross, Georgia 30071
                               (770) 242-7566
          (Name, address, including zip code, and telephone number,
                 including area code, of agent for service)

                                  Copy to:

                           ROBERT T. MOLINET, ESQ.
                       SMITH, GAMBRELL & RUSSELL, LLP
                    3343 PEACHTREE ROAD, N.E., SUITE 1800
                           ATLANTA, GEORGIA 30326

       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                  ____________________________________________

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

PROSPECTUS

                                7,679,700 SHARES

                              VSI ENTERPRISES, INC.

                                  COMMON STOCK

                                 _____________

       The 7,679,700 shares of Common Stock (the "Common Stock") of VSI Enterprises, Inc. (the "Company") offered hereby are being sold by certain holders of the Common Stock of the Company named herein under "Selling Shareholders." Unless the context otherwise requires, the holders of the Common Stock selling shares hereunder are hereinafter collectively referred to as the "Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders. See "Selling Shareholders," "Plan of Distribution" and "Use of Proceeds."

       The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "VSIN" and on the Boston Stock Exchange under the symbol "VSI." On December 12, 1996, the closing price for the Common Stock, as reported on the Nasdaq SmallCap Market, was $2.47 per share.

                                 _____________

 SEE "RISK FACTORS" ON PAGES 6 TO 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT
  SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK
                               OFFERED HEREBY.
                                 _____________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================================
                                                      OFFERING     UNDERWRITING       PROCEEDS TO    PROCEEDS TO
                                                      PRICE TO     DISCOUNTS AND        SELLING        COMPANY
                                                       PUBLIC       COMMISSIONS      SHAREHOLDERS
---------------------------------------------------------------------------------------------------------------------
        Per Share  . . . . . . . . . . . . . . .      See Text       See Text          See Text        See Text
        Total    . . . . . . . . . . . . . . . .       Below           Below             Below          Below
=====================================================================================================================


       The Selling Shareholders have advised the Company that they may elect to offer for sale and to sell the Common Stock from time to time in one or more transactions through brokers in the over-the-counter market, in private transactions, or otherwise, in each case at market prices then prevailing or obtainable. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon price fluctuations and the manner of sale. The Selling Shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, brokerage commissions or similar fees in amounts which may vary from transaction to transaction. Such brokerage commissions and charges and the legal fees, if any, will be paid by the Selling Shareholders. The Company will bear all other expenses in connection with registering the shares offered hereby, which expenses are estimated to total approximately $25,000. See "Plan of Distribution."
                                 _____________


                The date of this Prospectus is December 17, 1996

                             AVAILABLE INFORMATION

         The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding the Company at http://www.sec.gov. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506 and the Boston Stock Exchange, One Boston Place, Boston, MA 02108.

         The Company has filed a Registration Statement on Form S-3 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed with the Commission pursuant to the 1934 Act are hereby incorporated in this Prospectus by reference:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995;
         2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;
         3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;
         4. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996;
         5.      The Company's Current Report on Form 8-K dated June 28, 1996;
         6. The Company's Amendment No. 1 on Form 8-K/A dated September 10, 1996 to its Current Report on Form 8-K dated June 28, 1996;
         7.      The Company's Current Report on Form 8-K dated October 2,
                 1996;
         8. The Company's Amendment No. 1 on Form 8-K/A dated November 21, 1996 to its Current Report on Form 8-K dated October 2, 1996;
         9. The Company's Amendment No. 2 on Form 8-K/A dated December 13, 1996 to its Current Report on Form 8-K dated October 2, 1996; and
         10. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A as filed with the Commission on November 12, 1991.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to Investor Relations Department, VSI Enterprises, Inc., 5801 Goshen Springs Road, Norcross, Georgia 30071, telephone number (770) 242-7566.

                                 THE COMPANY

GENERAL

         VSI Enterprises, Inc. (the "Company") engages in the business of designing, manufacturing, and marketing turnkey interactive group videoconferencing systems (the "VSI Systems"). Each VSI System is designed with open software and modular subsystems which allow a VSI System to be expanded or reconfigured as technologies, user requirements, or new applications evolve. The Company's products are designed to allow multiple participants at geographically dispersed sites to see and hear each other on live television and share graphical and pictorial information using standard commercially available telecommunications transmission facilities. The Company integrates standard video, audio, and transmission components with its own proprietary video, audio, and computer control components and software.

         The Company's open software and modular subsystems streamline production and allow the product to be tailored to meet customers' specific needs without the necessity of custom design. The Company's lead product, introduced in November 1993, is marketed under the trade name Omega(TM). Customers are offered a variety of option packages to fit specific applications. Customers are also offered upgrade packages that make the Company's new product compatible with older models. To date, the Company has sold over 1,190 videoconferencing systems to approximately 250 customers, including such companies as NationsBank, NYNEX, Duracell and Johnson & Johnson, as well as various federal government departments and agencies.

         The Company was incorporated under the laws of Delaware on September 19, 1988 as Fi-Tek III, Inc. ("Fi-Tek") for the purpose of raising capital and to seek out business opportunities in which to acquire an interest. On August 21, 1990, the Company acquired 89.01% of the total common stock and common stock equivalents then issued and outstanding of Videoconferencing Systems, Inc., a Delaware corporation ("VSI"). VSI was founded in 1985 through the acquisition of a portion of the assets of a Sprint Corporation videoconferencing subsidiary. In December 1990, the Company changed its name from Fi-Tek III, Inc. to VSI Enterprises, Inc. During the first half of 1991, the Company acquired the remaining additional outstanding shares of common stock of VSI. The Company's U.S. operations are conducted principally through VSI.

         On July 31, 1992, the Company acquired substantially all of the outstanding shares of Common Stock of CyberVision, n.v., a Belgian corporation, in exchange for 1,340,000 shares of Common Stock of the Company and 130,000 Common Stock Purchase Warrants of the Company. In April 1994, the Company changed the name of CyberVision, n.v. to Videoconferencing Systems, n.v. (hereinafter referred to as "VSI Europe") to permit both companies to market products under the common trade name of "VSI." VSI Europe is an integrator and distributor of videoconference components (including those of the Company) in Europe and has installed videoconference room systems at sites in the United Kingdom, France, Germany, Belgium, the Netherlands, Luxembourg, Italy, Denmark, Sweden, Spain, Portugal, Ireland and Switzerland. VSI Europe has offices located in London, Paris and Antwerp.

         In April 1995, the Company acquired cR Solutions, a software company whose products include a reservation system for the management of videoconferencing systems. This business is being operated by the Company through its VSI Solutions, Inc. subsidiary ("VSI Solutions"). The Company acquired cR Solutions in exchange for 188,000 shares of Common Stock of the Company plus contingent consideration based on future sales by the Company of cR Solutions products.

         On June 28, 1996, the Company acquired Integrated Network Services, Inc. ("INS"), a company engaged in the design, installation and support of local and wide area networks, primarily for the healthcare industry. This business will be operated by the Company through its VSI Network Services, Inc. subsidiary ("VSINS"). The Company acquired INS in exchange for 500,000 shares of Common Stock of the Company in a transaction accounted for as a pooling of interests.

         On October 2, 1996, the Company acquired Eastern Telecom, Inc. ("ETI"), a company engaged in the business of marketing and sales of telecommunications services and products. This business will be operated as a wholly-owned subsidiary of the Company. The Company acquired ETI in exchange for 2,007,339 shares of Common Stock of the Company and $3.5 million cash.

         VSI, VSI Europe, VSI Solutions, VSINS and ETI will continue their respective businesses as operating subsidiaries of the Company. References to the Company herein refer to VSI Enterprises, Inc., VSI, VSI Europe, VSI Solutions, VSINS and ETI as a consolidated operation, unless the context indicates otherwise.

         The Company's principal executive offices and manufacturing facilities are located at 5801 Goshen Springs Road, Norcross, Georgia 30071, and its telephone number is (770) 242-7566.

RECENT DEVELOPMENTS

         In June 1996, the Company elected John R. Evans, age 47, as its Vice President of Operations. From May 1995 to June 1996, Mr. Evans served as Southeastern Sales Director of the Company. Mr. Evans served in various capacities with BellSouth Corporation from 1974 to 1994, including most recently as its Director of Broadband Planning.

         In July 1996, Edward S. Redstone, age 68, was elected to the Board of Directors of the Company. Mr. Redstone has been a private investor since 1994. From 1984 to 1994, he served as Chairman of the Board of Martha's Vineyard National Bank.

         In October 1996 the Company elected Mark E. Munro, age 34, as its President - Sales/Marketing and Distribution. In addition, in November 1996 Mr. Munro was elected to the Board of Directors of the Company. Mr. Munro has served as President of Eastern Telecom, Inc., a telecommunications company acquired by the Company in October 1996, since 1987.

         In August 1996, the Company announced changes in the responsibilities of its executive officer management team. Bill R. Brewer was named President and Chief Operating Officer, and Leo M. Cortjens was named President of Corporate and Product Development and Chief Technical Officer, reporting to Mr. Brewer. Richard K. Snelling, the Company's Chairman and Chief Executive Officer, assumed direct responsibility and oversight of VSI Europe.

         On September 30, 1996, the Company issued $5,000,000 of 5% Convertible Debentures due September 1999 (the "Debentures"), the proceeds of which were utilized to fund the cash portion of the acquisition of ETI and for working capital purposes. The Debentures are convertible into shares of Common Stock of the Company at the option of the holder at any time and by the Company at any time subsequent to September 30, 1997 in the event that the price per share of the Common Stock of the Company has increased by not less than 50% from the time of funding to the time of conversion by the Company. Any conversions (whether by the Company or the Debenture holders) shall be at a price equal to the lesser of (i) 80% of the current market value of the Common Stock of the Company or (ii) the market value of the Common Stock of the Company at the date of funding.

                                 RISK FACTORS


         THE PURCHASE OF THE SECURITIES OFFERED HEREBY INVOLVES SIGNIFICANT RISKS. PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL ATTENTION TO THE FOLLOWING STATEMENTS RESPECTING CERTAIN RISKS APPLICABLE TO THE OFFERING.

         Dependence upon Subsidiaries. Since the Company's sole business henceforth is expected to be that of its subsidiaries, the Company is subject to the risks associated with being wholly dependent upon the performance of its subsidiaries.

         Working Capital Requirements; Need for Additional Financing. The Company may require additional capital or other financing to finance its operations and continued growth. The Company may seek additional equity financing through the sale of securities on a public or a private placement basis on such terms as are reasonably attainable. There can be no assurance that the Company will be able to obtain such financing when needed, or that if obtained, it will be sufficient or on terms and conditions acceptable to the Company.

         No History of Profitability. After eight years of operations, the Company has not reported any profits for a full year of operations. The Company incurred net losses of $4,592,340 and $2,662,354 during the years ended December 31, 1995 and 1994, respectively. As a consequence, the Company had an accumulated deficit of $17,353,654 and $12,761,314 at the end of each of these periods, respectively. There can be no certainty regarding the Company's ability to achieve or sustain profitability in the future. Whether or not VSI is able to operate profitably, the Company may require additional capital to finance its operations. Management believes that the Company's ability to continue operations is dependent upon successfully obtaining additional funds through debt or equity financing to provide working capital and other funds for operations, and ultimately, the achievement of profitability. There can be no assurance that the Company will be successful in achieving these goals.

         Technological Change and New Products. The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent product introductions. Product introductions are generally characterized by increased functionality and better picture quality at reduced prices. The introduction of products embodying new technology may render existing products obsolete and unmarketable. The Company's ability to successfully develop and introduce on a timely basis new and enhanced products that embody new technology, and achieve levels of functionality and price acceptable to the market will be a significant factor in the Company's ability to grow and to remain competitive. If the Company is unable, for technological or other reasons, to develop competitive products in a timely manner in response to changes in the industry, the Company's business and operating results will be materially and adversely affected.

         Integration of Acquired Businesses. An important element of the Company's growth strategy is to expand through acquisitions. The Company's future success is dependent upon its ability to finance and effectively integrate acquired businesses with the Company's operations. Although the Company believes that it will be able to effect such integration, there can be no assurance that INS, ETI or future acquisitions will be successfully integrated or that any such acquisition will otherwise be successful. In addition, the financial performance of the Company is now and will continue to be subject to various risks associated with the acquisition of businesses, including the financial effects associated with the integration of such businesses. There can be no assurance that the Company's acquisition strategy will be successful.

         Dependence on Third Parties. Substantially all of the Company's components, subsystems and assemblies are made by outside vendors. Disruption in supply, a significant increase in price of one or more of these components or failure of a third-party supplier to remain competitive in functionality or price could have a material adverse effect on the Company's business and operating results. There can be no assurance that the Company will not experience such problems in the future. Similarly, excessive rework costs associated with defective components or process errors associated with the Company's anticipated new product line of videoconferencing systems could adversely affect the Company's business and operating results.

         Foreign Sales and Operations. During fiscal 1995, revenues from international sales represented approximately 22% of the Company's net product sales, as compared to 27% of net product sales during the year ended December 31, 1994. The Company's profitability and financial condition therefore will be impacted by the success of these foreign operations. International sales and operations are subject to inherent risks, including difficulties and delays in obtaining pricing approvals and reimbursement, unexpected changes in regulatory requirements, tariffs and other barriers, political instability, difficulties in staffing and managing foreign operations, longer payment cycles, greater difficulty in accounts receivable collection and adverse tax consequences. Currency translation gains and losses on the conversion to United States dollars from international operations could contribute to fluctuations in the Company's results of operations. If for any reason exchange or price controls or other restrictions on the conversion or repatriation of foreign currencies were imposed, the Company's operating results could be adversely affected. There can be no assurance that these factors will not have an adverse impact on the Company's future international sales and operations and, consequently, on the Company's operating results.

         Concentration of Customers. The Company sells videoconferencing systems to a number of major customers. During fiscal 1995, approximately 20% of the Company's net product sales were to Duracell International and approximately 11% of the Company's net product sales were to NYNEX. There can be no assurance that the loss of one or more of these customers will not have an adverse effect on the Company's operations.

         Dependence on Key Employees and Management Growth. The Company's development, management of its growth and other activities depend on the efforts of key management and technical employees. Competition for such persons is intense. The Company uses incentives, including competitive compensation and stock option plans, to attract and retain well-qualified employees. There can be no assurance, however, that the Company will continue to attract and retain personnel with the requisite capabilities and experience. The loss of one or more of the Company's key management or technical personnel also could adversely affect the Company. The Company does not have employment agreements with its key management personnel or technical employees. The Company's future success is also dependent upon its ability to effectively attract, retain, train, motivate and manage its employees. Failure to do so could have a material adverse effect on the Company's business and operating results.

         Competition. Competition in the video communications market is intense. In the videoconferencing market, the Company's primary competitors are PictureTel Corporation, Compression Labs, Incorporated and VTEL Corporation, each of which has greater resources and market share than those of the Company. The Company expects other competitors, some with significantly greater technical and financial resources, to enter the videoconferencing market. If the Company cannot continue to offer new videoconferencing products with improved performance and reduced cost, its competitive position will erode. Moreover, competitive price reductions may adversely affect the Company's results of operations.

         Fluctuations in Quarterly Performance. The Company's product sales have historically been derived primarily from the sale of videoconferencing systems and related equipment, the market for which is still developing. In addition, the Company's revenues occur predominantly in the third month of each fiscal quarter. Accordingly, the Company's quarterly results of operations are difficult to predict, and delays in the closing of sales near the end of the quarter could cause quarterly revenues and, to a greater degree, operating and net income to fall substantially short of anticipated levels. The Company's total revenues and net income levels could also be adversely affected by cancellations or delays of orders, interruptions or delays in the supply of key components, changes in customer base or product mix, seasonal patterns of capital spending by customers, delays in purchase decisions due to new product announcements by the Company or its competitors, increased competition and reductions in average selling prices.

         No Assurance of Continued Trading Market in Company Securities. The Company's Common Stock is traded on the Nasdaq SmallCap Market and on the Boston Stock Exchange. There is no assurance that a public market for the Company's Common Stock will continue to be made or that persons purchasing the Company's securities will be able to avail themselves of a public trading market for the Common Shares in the future.

         In order for the Company's Common Stock to be eligible for continued listing on the Nasdaq SmallCap Market, the Common Stock must, among other things, have a minimum bid price per share of $1.00; provided, however that the Company is not required to maintain the $1.00 per share minimum bid price if it maintains market value of public float of not less than $1 million and capital and surplus of not less than $2 million. The Company's Common Stock currently is trading at a price in excess of $1.00 per share and as of June 30, 1996, the Company had in excess of $2 million in capital and surplus. Net losses in future periods, however, may result in the Company's capital and surplus falling below Nasdaq's minimum requirements. There can be no assurance that the Company will remain in compliance with Nasdaq's continued listing requirements. If the Common Stock is delisted by Nasdaq, the trading market for the Common Stock will be adversely affected, as price quotations for the Common Stock will not be as readily obtainable.

         No Dividends. The Company has never paid cash dividends on its Common Stock and has no plans to pay cash dividends in the foreseeable future. The policy of the Company's Board of Directors is to retain all available earnings for use in the operation and expansion of the Company's business.

         Possible Issuance of Preferred Stock. The Company is authorized to issue up to 800,000 shares of Preferred Stock, $.00025 par value (the "Preferred Stock"). Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. No Preferred Stock is currently outstanding and the Company has no present plans for the issuance thereof. The issuance of any Preferred Stock could affect the rights of the holders of Common Stock, and therefore, reduce the value of the Common Stock and make it less likely that holders of Common Stock would receive a premium for the sale of their shares of Common Stock. In particular, specific rights granted to future holders of Preferred Stock could be issued to restrict the Company's ability to merge with or sell its assets to a third party.

                               USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Shareholders. See "Selling Shareholders" for a list of those persons who will receive the proceeds from such sales.

                             SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of October 15, 1996 by the shareholders of the Company who are offering securities pursuant to this Prospectus (the "Selling Shareholders"). "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both. All of the listed persons have sole voting and investment power over the shares listed opposite their names unless otherwise indicated in the notes below.

                                                    BEFORE THE OFFERING                       AFTER THE OFFERING
                                                  -----------------------                   ----------------------
                                                      NUMBER                SECURITIES TO      NUMBER
NAME OF BENEFICIAL                                 BENEFICIALLY   PERCENT      BE SOLD      BENEFICIALLY  PERCENT
      OWNER                                           OWNED      OF CLASS    IN OFFERING       OWNED      OF CLASS
------------------                                -------------  --------   -------------   ------------  --------
Jose I. Amaya . . . . . . . . . . . . . . . .           705         *            705              0           0
Michael D. Anderson . . . . . . . . . . . . .         4,230         *          4,230              0           0
Linda Barnett . . . . . . . . . . . . . . . .           705         *            705              0           0
Garth E. Beard  . . . . . . . . . . . . . . .         5,287         *          5,287              0           0
Andre van den Bogaert(1)  . . . . . . . . . .        60,000(2)      *         25,000            35,000(2)     *
William J. Boing  . . . . . . . . . . . . . .         5,287         *          5,287              0           0
B.R. Brewer(3)  . . . . . . . . . . . . . . .       152,977(4)      *          4,608           148,369(4)     *
Roger D. Brown  . . . . . . . . . . . . . . .        13,825         *         13,825              0           0
John T. Buchanan  . . . . . . . . . . . . . .         5,000         *          5,000              0           0
Kevin T. Burks  . . . . . . . . . . . . . . .         1,410         *          1,410              0           0
Larry M. Carr and Sharon R. Carr, JTWROS(5) .     1,893,880(6)     4.8        45,000         1,848,880(6)    4.7
Peter Clarke  . . . . . . . . . . . . . . . .       122,091         *        122,091              0           0
Peter Clarke, II  . . . . . . . . . . . . . .         1,410         *          1,410              0           0
Robert Connely  . . . . . . . . . . . . . . .        10,173         *         10,173              0           0
Susan M. Daignault  . . . . . . . . . . . . .         5,287         *          5,287              0           0
John E. Daly  . . . . . . . . . . . . . . . .        23,042         *         23,042              0           0
Charles B. Dedwylder and Diana
   Dedwylder, JTWROS  . . . . . . . . . . . .         5,000         *          5,000              0           0
Bruce M. Done . . . . . . . . . . . . . . . .         4,608         *          4,608              0           0
James R. Driver . . . . . . . . . . . . . . .         1,057         *          1,057              0           0
Tom Eaton . . . . . . . . . . . . . . . . . .         4,794         *          4,794              0           0
Peggy Edwards . . . . . . . . . . . . . . . .         9,165         *          9,165              0           0
Tom Edwards . . . . . . . . . . . . . . . . .         9,165         *          9,165              0           0

__________________________________

*       Less than 1% of outstanding shares.

(1)     Mr. van den Bogaert serves as a director of the Company.

(2)     Includes 35,000 shares subject to presently exercisable stock options.

(3)     Mr. Brewer serves as President and Chief Operating Officer of the
        Company.

(4)     Includes 62,000 shares subject to presently exercisable stock options.

(5)     Mr. Carr serves as a director of the Company.

(6) Includes 50,000 shares subject to presently exercisable stock options and 250,000 shares subject to presently exercisable Common Stock Purchase Warrants.

                                                    BEFORE THE OFFERING                       AFTER THE OFFERING
                                                  -----------------------                   ----------------------
                                                      NUMBER                SECURITIES TO      NUMBER
NAME OF BENEFICIAL                                 BENEFICIALLY   PERCENT      BE SOLD      BENEFICIALLY  PERCENT
      OWNER                                           OWNED      OF CLASS    IN OFFERING       OWNED      OF CLASS
------------------                                -------------  --------   -------------   ------------  --------
Fairway Capital, Limited(7) . . . . . . . . .         575,832      1.5           575,832        0            0
Raymond P. Fry and Marilyn T. Fry, JTWROS . .          22,800       *              5,000      17,800         *
Ned Greel Giddens . . . . . . . . . . . . . .             352       *                352        0            0
Alex R. Godinez . . . . . . . . . . . . . . .           1,410                      1,410        0            0
Donald D. Grantges and Carol S.
   Grantges, JTWROS . . . . . . . . . . . . .          23,000       *             23,000        0            0
James P.S. Griffith, Jr.  . . . . . . . . . .          30,000       *             20,000      10,000         *
Joseph E. Groft . . . . . . . . . . . . . . .           1,410       *              1,410        0            0
Frank W. Hilliard . . . . . . . . . . . . . .          96,100       *             26,000      70,100         *
William L. Hixon, Jr. . . . . . . . . . . . .          15,000       *             10,000       5,000         *
Rod Hollenbeck  . . . . . . . . . . . . . . .          63,817       *             63,817        0            0
Infinity Investors, Ltd.(7) . . . . . . . . .         817,018      2.1           817,018        0            0
John R. James . . . . . . . . . . . . . . . .             705       *                705        0            0
Richard Derek Jordan  . . . . . . . . . . . .             352       *                352        0            0
James J. Keefe  . . . . . . . . . . . . . . .             352       *                352        0            0
Kenneth R. Leggett  . . . . . . . . . . . . .          15,000       *             10,000       5,000         *
Frank A. Liddell, Jr. . . . . . . . . . . . .          25,000       *             25,000        0            0
James L. Lollar . . . . . . . . . . . . . . .          49,000       *             10,000      39,000         *
Michael K. Love . . . . . . . . . . . . . . .          30,000       *             15,000      15,000         *
Patricia A. Lyons . . . . . . . . . . . . . .           3,525       *              3,525        0            0
James McGuire . . . . . . . . . . . . . . . .           3,525       *              3,525        0            0
Mark E. Munro(8)  . . . . . . . . . . . . . .       2,007,339 (9)  5.2         2,007,339(9)     0            0
Susan S. Munro  . . . . . . . . . . . . . . .       2,007,339(10)  5.2         2,007,339(10     0            0

__________________________________

*       Less than 1% of outstanding shares.

(7)     Shares are issuable by the Company upon the conversion of 5%
        Convertible Debentures due September 1999.  The Convertible
        Debentures are convertible into shares of Company Common Stock on the basis of a floating conversion ratio dependent in part on the market price of the Company Common Stock at the time of conversion and, therefore, cannot be determined at this time. The number of shares of Company Common Stock listed as beneficially owned by the Selling Stockholder assumes that all of the Convertible Debentures beneficially owned by such Selling Stockholder were converted on December 12, 1996. The Company has reserved for issuance, and this Prospectus includes, up to 4,000,000 shares of Common Stock issuable upon the conversion of the Convertible Debentures, as follows: Fairway Capital, Limited - 826,840 shares; Infinity Investors, Ltd. - 1,173,160 shares; and Southbrook International Investments, Ltd. - 2,000,000 shares. As of December 12, 1996, 124,674 shares of Common Stock had been issued to Southbrook International Investments, Inc. upon the conversion of a portion of its Convertible Debentures. The Convertible Debentures limit the conversion right of the holder thereof such that the maximum number of shares of Company Common Stock issuable upon conversion of such Convertible Debentures may not exceed 4.9% of the then issued and outstanding shares of Company Common Stock following such conversion.

(8) Mr. Munro serves as President - Sales/Marketing and Distribution of the Company.

(9) Includes 1,003,670 shares owned by Mr. Munro s spouse. Mr. Munro's address is 300 Metro Center Boulevard, Warwick, Rhode Island 02886.

(10) Includes 1,003,669 shares owned by Ms. Munro s spouse. Ms. Munro's address is 300 Metro Center Boulevard, Warwick, Rhode Island 02886.

                                                      BEFORE THE OFFERING                        AFTER THE OFFERING
                                                  --------------------------                   ----------------------
                                                      NUMBER                   SECURITIES TO      NUMBER
NAME OF BENEFICIAL                                 BENEFICIALLY      PERCENT      BE SOLD      BENEFICIALLY  PERCENT
      OWNER                                           OWNED         OF CLASS    IN OFFERING       OWNED      OF CLASS
------------------                                -------------     --------   -------------   ------------  --------
Kathleen A. Murray  . . . . . . . . . . . . .             3,225         *          3,225             0           0
Kathleen E. Murray  . . . . . . . . . . . . .             2,300         *          2,300             0           0
Jerry W. O'Rear and Margaret O'Rear, JTWROS .            36,041         *         23,041           13,000        *
Bruce L. Pecaro . . . . . . . . . . . . . . .            30,000         *         30,000             0           0
Vincent J. Pecaro and Gerrie A. Pecaro  . . .            42,000         *         42,000             0           0
Richard L. Peranton . . . . . . . . . . . . .            25,000         *         25,000             0           0
Mark Putnam . . . . . . . . . . . . . . . . .            38,845         *         38,845             0           0
April Rains . . . . . . . . . . . . . . . . .             2,500         *          2,500             0           0
Theodore M. Rains . . . . . . . . . . . . . .           282,800         *         45,000          217,800        *
Edward S. Redstone(11)  . . . . . . . . . . .         2,382,500(12)    6.1       500,000        1,882,500(12)   4.8
Bart Riley  . . . . . . . . . . . . . . . . .             5,287         *          5,287             0           0
Manuel Riveros  . . . . . . . . . . . . . . .             5,287         *          5,287             0           0
Dianne Rogers . . . . . . . . . . . . . . . .           122,091         *        122,091             0           0
Sean Rogers . . . . . . . . . . . . . . . . .             1,410         *          1,410             0           0
Christina Ruenger . . . . . . . . . . . . . .            17,830         *         16,130            1,700        *
Stuart R. Russell . . . . . . . . . . . . . .             2,500         *          2,500             0           0
Antonio Saavedra  . . . . . . . . . . . . . .             3,535         *          3,525             0           0
Jack Sable  . . . . . . . . . . . . . . . . .            63,817         *         63,817             0           0
R. Allen Schubert . . . . . . . . . . . . . .            10,000         *         10,000             0           0
Richard A. Schubert . . . . . . . . . . . . .            25,000         *         25,000             0           0
Allen B. Slack, Jr. . . . . . . . . . . . . .             2,500         *          2,500             0           0
Cathy Slack . . . . . . . . . . . . . . . . .             2,500         *          2,500             0           0
Larry Slack . . . . . . . . . . . . . . . . .             2,500         *          2,500             0           0
Larry and Kathy Slack, JTWROS . . . . . . . .             5,000         *          5,000             0           0
Renerick Spencer Slack  . . . . . . . . . . .             2,500         *          2,500             0           0
Smith, Gambrell & Russell, LLPA(13) . . . . .            50,000         *         50,000             0           0
Eric Smith  . . . . . . . . . . . . . . . . .             1,410         *          1,410             0           0
Richard K. Snelling(14) . . . . . . . . . . .         1,095,721(15)    2.8        46,082        1,049,639(15)   2.7
Southbrook International Investments, Ltd.(7)         1,392,851        3.5     1,392,851             0           0
Stewart W. Stanbro  . . . . . . . . . . . . .             1,762         *          1,762             0           0
Edmund W. Trainor . . . . . . . . . . . . . .            10,000         *         10,000             0           0



-----------------------------
*        Less than 1% of outstanding shares

(11)     Mr. Redstone serves as a director of the Company.

(12) Includes 20,000 shares subject to presently exercisable stock options and 2,500 shares owned by Mr. Redstone's spouse. Mr. Redstone's address is 709 Monument Street, Concord, Massachusetts 01742.

(13) Smith, Gambrell & Russell, LLP serves as the Company's outside legal counsel. The shares of Common Stock offered hereby were issued to Smith, Gambrell & Russell, LLP in payment of legal services rendered to the Company.

(14) Mr. Snelling serves as Chairman of the Board and Chief Executive Officer of the Company.

(15) Includes 186,666 shares subject to presently exercisable stock options and 229,498 shares owned by Mr. Snelling's spouse.

                                                      BEFORE THE OFFERING                        AFTER THE OFFERING
                                                  --------------------------                   ----------------------
                                                      NUMBER                   SECURITIES TO      NUMBER
NAME OF BENEFICIAL                                 BENEFICIALLY      PERCENT      BE SOLD      BENEFICIALLY  PERCENT
      OWNER                                           OWNED         OF CLASS    IN OFFERING       OWNED      OF CLASS
------------------                                -------------     --------   -------------   ------------  --------
NFSC/FMT SEP APX-868647 fbo
  Jeffrey M. Travis . . . . . . . . . . . . .         14,685          *            5,500          9,185         *
Ramon Van Kallen  . . . . . . . . . . . . . .            352          *              352            0           0
Dennis Vehovic  . . . . . . . . . . . . . . .          7,000          *            7,000            0           0
J. Virgil Waggoner  . . . . . . . . . . . . .         50,000          *           20,000         30,000         *
James M. Walker, Jr.  . . . . . . . . . . . .         10,000          *            7,000          3,000         *
Joseph H. Wombwell  . . . . . . . . . . . . .         15,000          *           15,000            0           0



                           DESCRIPTION OF SECURITIES

         The authorized capital stock of the Company consists of 46,000,000 shares of Common Stock of $.00025 par value and 800,000 shares of Preferred Stock of $.00025 par value, issuable in series, the relative rights and preferences of which may be designated by the Board of Directors.

COMMON STOCK

         Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Certificate of Incorporation. Holders of outstanding Common Shares are entitled to those dividends declared by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution, or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to holders of Common Shares after distribution is made to the preferred stockholders (see "Preferred Stock," below). Holders of outstanding Common Shares have no preemptive, conversion, or redemptive rights. All of the issued and outstanding Common Shares are, and all unissued shares when issued pursuant to the exercise of Warrants will be, duly authorized, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

         The Company is authorized to issue up to 800,000 shares of $.00025 par value Preferred Stock, none of which is outstanding. The Board of Directors has the power, without further action by the stockholders, to divide any and all shares of Preferred Stock into series and to fix and determine the relative rights and preferences of the Preferred Stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidating and dissolution preferences, conversion or exchange rights and voting rights, if any.
Issuances of Preferred Stock by the Board of Directors may result in such shares having senior dividend and/or liquidation preferences to the holders of shares of Common Stock and may dilute the voting rights of such holders. Issuances of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of holders of the Common Stock. In addition, the issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders of the Company. The Company has no present plans to issue any shares of Preferred Stock.

TRANSFER AGENT

         SunTrust Bank, Atlanta, acts as the Transfer Agent for the Common Shares of the Company.


                              PLAN OF DISTRIBUTION

         The shares of Common Stock offered hereby for the benefit of the Selling Shareholders were originally issued by the Company pursuant to the private placement exemption from registration provided in Sections 3(b) and/or 4(2) of the Securities Act of 1933, as amended. The Company has agreed to register the shares for resale by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of such shares by the Selling Shareholders.

         The Common Stock may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon market price fluctuations and the manner of sale. The shares may be sold by one or more of the following, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to the Prospectus, as supplemented, (c) an exchange distribution in accordance with the rules of such exchange, and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In addition, any securities covered by the Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to the Prospectus, as supplemented. From time to time the Selling Shareholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith.

         From time to time Selling Shareholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Shareholder, the broker may offer and sell the pledged shares of Common Stock from time to time as described hereunder.

         The Selling Shareholders may effect transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, brokerage commissions or similar fees in amounts which may vary from transaction to transaction. The Selling Shareholders will pay such brokerage commissions and charges, as well as the fees and expenses of any counsel retained by them in connection with this offering. The Company will bear all other expenses in connection with registering the shares offered hereby, which expenses are estimated to total approximately $25,000.


                                 LEGAL MATTERS

         Certain legal matters with respect to the legality of the shares of Common Stock offered hereby have been passed upon for the Company by Smith, Gambrell & Russell, LLP, Atlanta, Georgia. As of December 12, 1996, Smith, Gambrell & Russell, LLP owned an aggregate of 50,000 shares of Common Stock, which shares are being offered hereby. See "SELLING SHAREHOLDERS."

                                    EXPERTS

         The financial statements of the Company as of December 31, 1995 and 1994 and for the fiscal years ended December 31, 1995 and 1994, and for the nine month period ended December 31, 1993 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by the firm of Grant Thornton LLP, independent auditors, as set forth in their report thereon and are so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of Integrated Network Services, Inc. as of and for the years ended December 31, 1995 and 1994 incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K/A dated September 10, 1996 have been audited by the firm of Tiller, Stewart & Company LLC, independent auditors, as set forth in their reports thereon and are so incorporated in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of Eastern Telecom, Inc. as of and for the years ended December 31, 1995 and 1994 incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K/A (Amendment No. 2) dated December 13, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and are so incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                 ===================================================         ===================================================
                        No dealer, salesperson, or other person has
                 been authorized to give any information or to make
                 any representation not contained in this                                  VSI  ENTERPRISES,  INC.
                 Prospectus, and, if given or made, such
                 information and representation must not be relied
                 upon as having been authorized by the Company.
                 This Prospectus does not constitute an offer to
                 sell or a solicitation of an offer to buy any of
                 the securities offered hereby in any jurisdiction                            7,679,700 SHARES
                 or to any person to whom it is unlawful to make
                 such offer or solicitation.  Neither the delivery                              COMMON  STOCK
                 of this Prospectus nor any sale made hereunder
                 shall under any circumstances create an
                 implication that there has been no change in the
                 facts set forth in this Prospectus or in the
                 affairs of the Company since the date hereof.





                             ___________________________
                                                                                             P R O S P E C T U S




                                 TABLE  OF  CONTENTS

                                                                Page                          December 17, 1996
                                                                ----

                 Available Information . . . . . . . . . . . .     2
                 Incorporation of Certain
                   Documents by Reference  . . . . . . . . . . .   2
                 The Company . . . . . . . . . . . . . . . . . .   4
                 Risk Factors  . . . . . . . . . . . . . . . . .   6
                 Use of Proceeds . . . . . . . . . . . . . . . .   8
                 Selling Shareholders  . . . . . . . . . . . . .   9
                 Description of Securities . . . . . . . . . .    12
                 Plan of Distribution  . . . . . . . . . . . . .  13                      5801 Goshen Springs Road
                 Legal Matters . . . . . . . . . . . . . . . .    13                       Norcross, Georgia 30071
                 Experts . . . . . . . . . . . . . . . . . . .    14                           (770) 242-7566



                 ===================================================         ===================================================

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.  EXHIBITS.

     The following exhibits are filed with this Registration Statement
Amendment.

         EXHIBIT NO.                            DESCRIPTION OF EXHIBIT
         -----------                            ----------------------
              23.1        - Consent of Grant Thornton LLP
              23.2        - Consent of Tiller, Stewart & Company LLC
              23.3        - Consent of Ernst & Young LLP
              24.1        - Powers of Attorney


                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norcross, State of Georgia, on the 27th day of November, 1996.

                                   VSI  ENTERPRISES,  INC.


                                   By: /s/  Richard K. Snelling
                                      ------------------------------------------
                                      Richard K. Snelling, Chairman of the Board
                                      and Chief Executive Officer
                                      (Principal Executive Officer)


        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the following capacities on the dates indicated.

                   Signature                                       Title                            Date
                   ---------                                       -----                            ----
           /s/  Richard K. Snelling                       Chairman of the Board,           November 27, 1996
------------------------------------------------        and Chief Executive Officer
              Richard K. Snelling

               /s/  B. R. Brewer                        President, Chief Operating         November 27, 1996
------------------------------------------------           Officer and Secretary
                 B. R. Brewer                              (Principal Financial
                                                          and Accounting Officer)


             /s/  Leo M. Cortjens                                Director                  November 27, 1996
------------------------------------------------
                Leo M. Cortjens

                       *                                         Director                  November 27, 1996
------------------------------------------------
             Andre van den Bogaert

                       *                                         Director                  November 27, 1996
------------------------------------------------
               Carleton A. Brown

                       *                                         Director                  November 27, 1996
------------------------------------------------
                 Larry M. Carr

                                                                 Director                  November __, 1996
------------------------------------------------
                 Mark E. Munro

                       *                                         Director                  November 27, 1996
------------------------------------------------
              Edward S. Redstone

*By:       /s/  Richard K. Snelling
     -------------------------------------------
     Richard K. Snelling, as attorney-in-fact
     pursuant to powers of attorney filed with
     this Registration Statement


                                EXHIBIT INDEX

       Exhibit                                                                              Sequential
        Number                            Description of Exhibit                             Page No.
        ------                            ----------------------                             --------
         23.1                      Consent of Grant Thornton LLP

         23.2                      Consent of Tiller, Stewart & Company LLC

         23.3                      Consent of Ernst & Young LLP

         24.1                      Powers of Attorney
